Exhibit 99.1

Investor and Media Contact:

The IGB Group

Bryan Degnan

646-673-9701

or

Leon Berman

212-477-8438

Global Ship Lease Announces Result of Reconvened Shareholder Meeting

LONDON, February 2, 2023 – Global Ship Lease, Inc. (NYSE: GSL) (the “Company”) announced that today its 2022 Annual Meeting of Shareholders was reconvened for a second time (the “Meeting”) for the sole purpose of voting on one outstanding proposal—to approve the adoption of an amendment to the Company’s Amended and Restated Articles of Incorporation establishing a quorum for all meetings of shareholders of the Company of one-third (1/3) of the shares, present either in person or by proxy, issued and outstanding and entitled to vote at such meetings (“Proposal Three”). Although Proposal Three was supported by approximately 89% of the Class A common shares voted, it did not achieve the requisite affirmative vote of the holders of at least a majority of the Class A common shares outstanding, and accordingly, Proposal Three was not approved. The Meeting has not been further adjourned.

The Company would like to thank all shareholders who voted in the Meeting.

About Global Ship Lease

Global Ship Lease is a leading independent owner of containerships with a diversified fleet of mid-sized and smaller containerships. Incorporated in the Marshall Islands, Global Ship Lease commenced operations in December 2007 with a business of owning and chartering out containerships under fixed-rate charters to top tier container liner companies. It was listed on the New York stock Exchange in August 2008.

As at December 29, 2022, Global Ship Lease owned 65 containerships, ranging from 1,118 to 11,040 TEU, with an aggregate capacity of 342,348 TEU. 32 ships are wide-beam Post-Panamax.

Adjusted to include all charters agreed, up to December 29, 2022, the average remaining term of the Company’s charters as at September 30, 2022, to the mid-point of redelivery, including options under the Company’s control and other than if a redelivery notice has been received, was 2.9 years on a TEU-weighted basis. Contracted revenue on the same basis was $2.23 billion. Contracted revenue was $2.65 billion, including options under charterers’ control and with latest redelivery date, representing a weighted average remaining term of 3.7 years.

Safe Harbor Statement

This press release contains forward-looking statements. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements are based on assumptions that may be incorrect, and the Company cannot assure you that the events or expectations included in these forward-looking statements will come to pass. Actual results could differ materially from those expressed or implied by the forward-looking statements as a result of various factors, including the factors described in “Risk Factors” in the Company’s Annual Report on Form 20-F and the factors and risks the Company describes in subsequent reports filed from time to time with the U.S. Securities and Exchange Commission. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this press release. The Company undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this press release or to reflect the occurrence of unanticipated events.

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